SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

First Citizens National Bank Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan
(Full title of the Plan)

First Citizens Bancshares, Inc.
(Name of issuer of the securities held pursuant to the Plan)

First Citizens Place, Dyersburg, TN  38024
(Address of principal executive office)

REQUIRED INFORMATION

1.   An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2.   An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3.   The statements required in items 1 and 2 are prepared in accordance with U. S. generally accepted accounting principles and for the fair presentation of the accompanying supplemental schedules in conformity with the Department of Labor's Rules and Regulations and Disclosure under the Employment Retirement Income Security Act of 1974.

4.   Signatures

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND
PAYROLL STOCK OWNERSHIP PLAN
DECEMBER 31, 2009 AND 2008

185 N. Church Street                   Telephone:  (731) 285-7900
Dyersburg, TN  38024                                  (800) 608-5612
                                                Fax:           (731) 285-6221

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  June 14, 2010

Audit Committee of First Citizens National Bank
Employee Stock Ownership Plan and Trust
  and Payroll Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  ALEXANDER THOMPSON ARNOLD PLLC

Paris, Tennessee

Dyersburg, TN	Milan, TN
Fulton, KY	McKenzie, TN
Henderson, TN	Murray, KY
Jackson, TN	Paris, TN
Martin, TN	Trenton, TN
Union City, TN

FIRST CITIZENS NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND PAYROLL STOCK OWNERSHIP PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2009 AND 2008
	2009		2008
	ESOP Allocated	PAYSOP Allocated	ESOP Allocated	PAYSOP Allocated
ASSETS
Investments, at fair value
U.S. government securities	$ 259,063	$ -	$ 1,276,018	$ -
Federated Prime Obligations	1,637,401	28,644	1,341,911	34,412
Corporate stock	24,159,520	112,736	22,679,624	108,685
Mutual funds	-	-	26,304	-
Corporate bonds	252,853	-	242,103	-
Investment - Fidelity	________-	________-	132,835	________-
Total Investments	26,308,837	141,380	25,698,795	143,097

Cash and cash equivalents	-	-	500,069	-

Employer contribution receivable	244,633		290,721
Accrued interest receivable	7,951	________	17,004	________
Total Assets	26,561,421	141,380	26,506,589	143,097

LIABILITIES
Due to Internal Revenue Service	1,374	-	-	-

Net Assets Available for Benefits	$ 26,560,047	$ 141,380	$ 26,506,589	$ 143,097
	=========	=======	=========	=======

See accompanying notes to financial statements.

FIRST CITIZENS NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND PAYROLL STOCK OWNERSHIP PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2009 AND 2008

	2009		2008
	ESOP Allocated	PAYSOP Allocated	ESOP Allocated	PAYSOP Allocated
INCOME
Investment income:
Net unrealized appreciation (depreciation) in market value of investments	$ 1,001,967	$ 4,051	$ (2,286,586)	$ (10,217)
Realized loss on sale of assets	(33,445)	-	(15,561)	-
Interest	63,860	253	150,726	-
Dividends	776,763	3,664	895,665	5,296
Employer's contribution	244,633	-	790,721	-
Total Income	2,053,778	7,968	(465,035)	(4,921)

DEDUCTIONS
Distributions to participants	2,000,320	9,685	3,553,250	9,686
Professional fees	-	-	150	-
Total Deductions	2,000,320	9,685	3,553,400	9,686
Net Increase (decrease)	53,458	(1,717)	(4,018,435)	(14,607)
Net assets available for benefits:
Beginning of year	26,506,589	143,097	30,525,024	157,704
End of year	$ 26,560,047	$ 141,380	$ 26,506,589	$ 143,097
	========	=======	========	=======

See accompanying notes to financial statements.

  FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1 - Plan Description and Basis of Presentation

The First Citizens National Bank Employee Stock Ownership Plan and Trust (the plan) was adopted by the Board of Directors of First Citizens National Bank effective October 1, 1984.  The following brief description of the plan is provided for general information purposes only.  Participants should refer to the plan Agreement for complete information.

Eligibility

The Plan provides for participation by all employees of First Citizens National Bank who have completed a year of service during their first twelve consecutive months of employment and who are at least twenty-one (21) years old. A year of service is defined as twelve consecutive months of employment in which the employee works 1,000 hours.

Payment of Benefits

Benefits are paid to a participant upon retirement at the normal retirement age of sixty five (65), or at such later date as the participant may elect to retire or upon total and permanent disability prior to age sixty five (65) to the extent of his or her entire interest in the Trust Fund.  Benefits are payable to a participant's beneficiary in the event of a participant's death at any time to the extent of his or her entire interest in the Trust Fund. Benefits are paid to a participant upon permanent disability to the extent of his or her entire interest in the Trust Fund.

Benefits payable to a participant whose employment terminates prior to retirement are determined by a vesting schedule based on completed years of service with the employer. A year of service for vesting purposes is any plan year in which the participant works at least 1,000 hours. Effective January 1, 2007 the plan was amended to change the vesting schedule. The amendment provides for 100% vesting after completion of three (3) years of service.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100 percent vested in their accounts.  The interest of each participant in the plan will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the Code.

Plan Contributions

The plan is a defined contribution plan under which a separate individual account is established for each participant. The plan provides for contributions equal to 7% of covered compensation. Participants who do not have at least 1,000 hours of service during the plan year or are not employed on the last working day of the plan year are generally not eligible for an allocation of Company contributions for such year. An additional contribution may be made as determined by the employer not to exceed that amount allowed as a deduction annually by the Internal Revenue Code.  On May 22, 2009 the Plan was amended to remove the 7% required contribution. The employer will determine the amount of the contribution, if any, after that date.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified.  Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.  Diversification is offered to each eligible participant over a six-year period.  In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified.  In the sixth year, the percentage changes to 50 percent.  Participants who elect to diversify receive a rollover distribution.

The First Citizens National Bank Payroll Stock Ownership Plan (PAYSOP) was enacted effective January 1, 1985. Contributions, based on payroll, were made to this plan for plan years December 31, 1985 and 1986.  For plan years beginning after December 31, 1986, all contributions ceased.  A wasting trust is maintained so distributions of benefits attributable to the PAYSOP may be made.  Since January 1, 1987, separate accounts have been maintained for participants with a PAYSOP balance at December 31, 1986.  No further contributions will be made to these accounts.

Note 1 - Plan Description and Basis of Presentation - Continued

Diversification - Continued

In addition, effective January 1, 2008, plan participants will be able to diversify 25% of the First Citizens National Bank stock held in their account if they are between the ages of 45 and 55, have at least ten years of participation in the ESOP and are actively employed at the time of the election to diversify. Such diversification election is meant to enhance the existing diversification provisions of the plan available at age 55 and is available only once between the ages 45 and 55.

Put Option

Under Federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is the right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Participant Accounts and Forfeitures

The employer contribution and forfeitures for that plan year shall be allocated to the participants who are employed at the end of the plan year based on the proportion which a participant's compensation during such year bears to the total compensation for that year of all participants. Plan earnings are allocated to each participant's account based on the ratio of the participant's beginning of the year account balance to all participants' beginning of the year account balances.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies of First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan are summarized as follows:

Basis of Accounting

The financial statements of the ESOP are presented on the accrual basis of accounting.  The financial statements of the PAYSOP are prepared on the liquidation basis of accounting.

Investment Valuation and Income Recognition

Investments are presented at estimated fair market value as of the balance sheet date.  Fair market value of investments which have no quoted market price is determined by independent appraisal. Dividend income is accrued on the ex-dividend date.  Purchases and sales of securities are recorded on the trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Operating Expenses

Except for some small transfer fees, all expenses of maintaining the Plan are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the plans are qualified and the trust established under the plan is tax-exempt under the appropriate sections of the Internal Revenue Code.  The plan has been amended since receiving the determination letter and the Company believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the Company believes that the plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 4 - Plan Administration Expenses

Plan administration expenses paid by the plan totaled $0 and $150 for the years ended December 31, 2009 and 2008. All other expenses of maintaining the plan are paid by the Company.

Note 5 - Concentration of Credit Risk

A substantial portion of the assets of the First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan is invested in common stock of the Employer.

Although the Employer has a diversified loan portfolio a significant portion of its portfolio is real estate related. Their debtors' ability to honor their contracts, and therefore the welfare of the Employee Stock Ownership Plan's investment, is dependent upon the economy of the area.

Note 6 - Securities

At December 31, 2009 and 2008, investment securities consisted of the following:

Employee Stock Ownership Plan and Trust

	December 31, 2009

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
common stock - ESOP	754,985.00	-	24,159,520	-
Federated Prime Obligations	1,637,401.25	-	1,637,401	-
U.S. Government securities	250,000.00	-	259,063	-
Corporate bonds	250,000.00	-	252,853	-

	December 31, 2008

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
common stock	735,158.00	-	22,679,624	-
Federated Prime Obligations	1,472,071.00	-	1,341,911	-
U.S. Government securities	1,250,000.00	-	1,276,018	-
Corporate bonds	250,000.00	-	242,103	-
Mutual funds	5,345.00	-	159,139	-

Payroll Stock Ownership Plan

December 31, 2009

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
common stock	3,523.00	-	112,736	-
Federated Prime Obligations	28,643.74	-	28,644	-

December 31, 2008

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
common stock	3,523.00	-	108,685	-
Federated Prime Obligations	34,411.93	-	34,412	-

At December 31, 2009, the common capital stock of First Citizens Bancshares, Inc., was appraised at $32.00 per share by an independent appraisal firm. The "unrealized appreciation (depreciation) in investments" reflects the adjustment to market value in the carrying value of these assets.

Note 7 - Fair Value Measurements

The Plan's investments are reported at fair value in the accompanying statement of assets available for benefits.

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2009
First Citizens Bancshares, Inc.
common stock	$24,272,256	$-	$-	$24,272,256
Federated Prime Obligations	1,666,045	1,666,045	-	-
U.S. Government securities	259,063	259,063	-	-
Corporate bonds	252,853	252,853	-	-

	$26,450,217	$2,177,961	$-	$24,272,256

December 31, 2008
First Citizens Bancshares, Inc.
common stock	$22,788,309	$-	$-	$22,788,309
Federated Prime Obligations	1,376,323	1,376,323	-	-
U.S. Government securities	1,276,018	1,276,018	-	-
Corporate bonds	242,103	242,103	-	-
Mutual funds	159,139	159,139	-	-

	$25,841,892	$3,053,583	$-	$22,788,309

SFAS No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds, corporate bonds, Federated Prime obligations and U.S. Government securities are available based on quoted market prices, when available.

Level 3 Fair Value Measurements

The fair value of the sponsor company common stock is determined by an annual independent appraisal. The following table provides further details of this Level 3 fair value measurement.

	December 31, 2009	December 31, 2008
Beginning balance	$ 22,788,309	$ 25,302,713
Total gains or losses (realized and unrealized included in
Changes in net assets available for benefits	948,416	(2,297,986)
Purchases, issuances, settlements and transfers from
Unallocated to allocated (net)	535,531	(216,418)

Ending balance	$ 24,272,256	$ 22,788,309
	==========	==========

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the years ended December 31, 2009 ad 2008 are reported in net unrealized appreciation in fair value of investments.

Note 8 - Subsequent Events

Management has evaluated subsequent events through June 14, 2010, the date the financial statements were available to be issued.

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2009

(a)*	(b)	(c)	(d)	(e)
Party-in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments	Cost	Current Value

	First Citizens Bancshares, Inc.	735,158 shares of common stock	$7,368,253	$ 24,272,256

	Federated Prime Obligations	1,376,323 shares	1,376,323	1,666,045

	Federal Home Loan Bank	1,250,000 par value	1,250,000	259,063

	Fidelity Advisor Equity Growth	3,668,466 shares mutual fund	182,000	-

	Longleaf Partners Mid Cap Value Fund	1,676,506 shares mutual fund	50,000	-

	General Electric Capital Corporation	250,000 shares corporate bond	250,000	252,853

  *There was no identified party-in-interest

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2009

Single Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

        None

Series of Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

        None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Citizens National Bank
Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan

Date:  June 30, 2010                               /s/ JUDY BURNS
                                                            Judy Burns, Trustee of the Plan
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Date:  June 30, 2010                              /s/ KERRIE HECKETHORN
                                                            Kerrie Heckethorn, Plan Administrator
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Exhibit 23

185 N. Church Street                   Telephone:  (731) 285-7900
Dyersburg, TN  38024                                       (800) 608-5612
                                                            Fax:           (731) 285-6221

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

www.atacpa.net

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference of our reports dated June 14, 2010 on the First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan appearing in this annual report on Form 11-K for the year ended December 31, 2009.

/s/ ALEXANDER THOMPSON ARNOLD, PLLC

Paris, Tennessee
June 14, 2010

Dyersburg, TN	Milan, TN
Fulton, KY	McKenzie, TN
Henderson, TN	Murray, KY
Jackson, TN	Paris, TN
Martin, TN	Trenton, TN
Union City, TN